Mail Stop 3561

								July 13, 2005

Mark Nordlicht, Chairman of the Board
Platinum Energy Resources, Inc.
152 West 57th Street, 54th Floor
New York, New York 10019

      Re:	Platinum Energy Resources, Inc.
		Registration Statement on Form S-1
		Filed June 10, 2005
      File No. 333-125687

Dear Mr. Nordlicht:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission. With a view toward disclosure, identify for us supplementally the names of the companies that have registered or are seeking to register blank check offerings underwritten on a firm commitment basis in which an officer, director, affiliate, underwriter or attorney of the registrant have been involved; the Securities Act Form the companies` filed on; if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed to date and whether the blank checks have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format. We may have further comment.

2. Provide disclosure with respect to the redemption rights to discuss the relative benefits and financial advantages to utilization of such feature between the existing stockholders and the public stockholders. This disclosure should include, in part, an analysis and comparison of the financial consequences of the exercise of the redemption right when exercised by an existing stockholder as compared to a public stockholder. In this context we note that:
(i)
the existing stockholders are allowed, and may make purchases of shares in both the offering and in the open market subsequent to the offering; (ii) there appears to be a disincentive for public stockholders to exercise their redemption rights due to the fact that the amount available to such stockholders (approximately $7.32 per share) is virtually certain to be less than the purchase price paid for the unit in the offering ($8.00); and (iii) there does not appear to be a corresponding disincentive for existing stockholders to exercise their redemption rights since their existing shares have an effective purchase price of $0.01 per share and thus even after paying the offering price and/or market price for the other shares acquired after the date of the prospectus, the effective cost to the existing stockholders of their shares will be significantly less that the redemption price of approximately $ 7.32 per share. Similar disclosure should be provided, as applicable, with respect to the shares held by the Underwriters. We may have further comment.

3. Provide disclosure in a prominent place in the prospectus detailing the various fees, reimbursements and other cash flows being paid or eligible to be paid to the existing stockholders and/or officers and directors in this offering. Such cash flows should be identified by type or source of cash flow, as well as the amount, if known. We may have further comment.

4. Prior to the effectiveness of the company`s registration statement, the staff requests that we be provided with a copy of the letter or call from the NASD that the NASD has no additional concerns.

5. Prior to effectiveness please include an update with respect to those states in which the offering will be conducted.

6. Discuss in an appropriate place the company`s expectation as to whether the current management will remain associated with the company after the consummation of the business combination.
Detail
how the company intends to accomplish this, referencing the necessary transaction structure, valuation determinations, exchange ratios, and other contingencies which must be addressed and structured so as to ensure that the company`s management will be able to maintain its position with the company post-business combination.

Prospectus Cover Page

7. Limit the outside front cover page to one EDGAR page and only include the information required pursuant to Item 501 of Regulation
S-K.

Prospectus Summary, page 1

8. Please disclose whether the company will only consider entering into a business combination with U.S. companies.

9. In the summary section and the business section, we note that you make several assertions regarding market conditions. Please provide us with reasonable support for the assertions and summarize the support in the prospectus. If a third party is the source of the information, please name the third party and the publication where the information can be found. We note the following:
* "Attractive valuations. We believe there are a number of potential target businesses in a variety of sectors of the oil and gas E&P industry currently available at valuations that are not reflective of their full productive potential . . ."
* "Lagging investment. Investment by the oil and gas E&P industry in developing additional productive capacity has lagged growth in global demand for energy . . ."
* "Strong economic growth. We believe that world demand for energy has increased in recent years as result of accelerated economic growth . . ."
If you cannot provide us with adequate support for the assertions, you should delete them.

10. At the bottom of page three, we note the disclosure that "[t]here will be no fees, reimbursements or cash payments to our existing stockholders and/or officers and directors other than: . . . Reimbursement for any expenses incident to the offering and finding a suitable business combination." In the "Use of Proceeds" section, please specifically describe these reimbursements and whether or not payments will come solely from funds not held in trust.

11. Clarify that the "Current Report on Form 8-K. . ." will be filed with the Securities & Exchange Commission and whether it will be distributed to unit holders.

12. We note your statement here and throughout the prospectus that you will not proceed with a business combination if shareholders owning 20% or more of the shares sold in this offering vote against the business combination and exercise their conversion rights. Please revise to clarify that this is a two step process (first, they would have to vote against the combination, and second, they have to exercise their conversion rights) and that voting against the combination alone will not result in a pro rata distribution of the trust fund.

13. Disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the company would include the warrants held by Casimir Capital L.P. as a result of the exercise of the Underwriters` option. Alternatively, if such warrants are not included, discuss the reasons why such warrants are not included. In addition, discuss whether Casimir Capital has the right to consent before the company can exercise its redemption right and if so, discuss the conflicts of interest that result from such right.


Risk Factors, page 7

14. The fourteenth risk factor appears to duplicate the fourth and the 32nd appears to duplicate the 30th. Please consolidate or delete them.

15. The sixteenth, 22nd, 27th and 31st risk factors do not, in our view, appear to represent material risks and should be deleted.

16. The nature of the risk in the 26th is not clear.

Risks related to the oil and gas E&P industry, page 14

17. If applicable, please include risk factors discussing possible risks of acquiring a foreign company. These risks may include exchange controls that affect the import or export of capital or remittance of dividends and withholding tax issues.

Use of Proceeds, page 17

18. We note that the company states that "[t]he proceeds held in the trust fund may be used as consideration to pay the sellers of a target business . . . Any amounts not paid as consideration to the sellers of the target business may be used to finance operations of the target business." Please discuss all possible uses of the proceeds held in trust if such funds are released to the company. Please include any finder`s fees and expenses that are in addition to those expenses to be paid from the net proceeds not held in trust. Please reconcile this disclosure with the disclosure in the second to last paragraph on page 21 in the MD&A section.

19. We note that you have allocated $100,000 towards due diligence of prospective target companies. Considering current management will not devote a set amount of time to your endeavors, please revise to discuss how due diligence will be performed and who will perform it.

20. On page 18, we note the statement that "[n]o compensation of any kind . . . will be paid to any of our existing stockholders." Please reconcile this statement with the disclosure that "existing stockholders will receive reimbursement for . . . performing due diligence." Also, please explain whether the $100,000 allocated to due diligence in the table would be used to pay existing stockholders for their performance of due diligence. Please clarify which line items in the use of proceeds table that the reimbursements will be paid from.

Capitalization, page 20

21. Please revise your table to include the note payable to stockholder ($175,000).


Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 21

22. We note the statement "[w]e will use substantially all of the net proceeds of this offering to acquire a target business, including identifying and evaluating prospective acquisition candidates, selecting one or more operating businesses, and structuring, negotiating and consummating the business combination." Please discuss whether or not these expenses will be paid from the proceeds held in trust. Please explain these expenses in more detail. It may be helpful to explain in greater detail the expected use of the proceeds held in trust.

Proposed Business, page 22

Introduction - Oil and Gas E&P Industry, page 22

23. Please explain the statement "[w]e believe that there is a significant gap in price between the value or reserves implied in E&P companies and the forward price of energy commodities in financial markets."

Effecting a Business Combination, page 22

24. In the paragraph "Sources of target businesses," we note the disclosure that unaffiliated sources will inform you of potential target businesses and that such information will be either "solicited or unsolicited." Please revise to discuss how you will solicit proposals and how unsolicited parties would become aware of your search. Also, please revise to clarify if any unaffiliated parties providing proposals will receive a fee and how that fee would be determined.

25. Under the heading "Selection of target businesses and structuring of a business combination," please clarify if management will retain professionals to perform the services, such as due diligence.

26. Please expand the disclosure to state that none of the existing directors, officers, or stockholders will receive payments out of the funds raised in this offering (or the funds held in trust) other than out of pocket expenses or performance for due diligence.

27. It may be helpful to include a risk factor that the company will not be required to obtain an opinion from an unaffiliated, independent investment banking firm as to the fair market value of the target business.

Comparison to offerings of blank check companies, page 27

28. If the underwriter decides to allow separate trading before the end of 90 days, discuss how investors will become aware of the acceleration.


Management, page 29

29. Please describe the business experience of William Glass since December 2003. See Item 401(e) of Regulation S-K.

Conflicts of Interest, page 31

30. Please expand to disclose the benefits that will or may be received by related parties in connection with or following any combination.

Principal Stockholders, page 33

31. Please clarify if the purpose of the disclosed warrant purchases is to stabilize the price of the warrants.

32. Please file the agreement in which Casimir Capital has agreed to purchase 500,000 warrants in the public marketplace.

Underwriting, page 41

33. Please tell us whether the underwriter or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously cleared by the Division`s Office of
Chief Counsel.

34. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

35. Please define "severally, and not jointly."

36. We note that the form of underwriting agreement remains to be filed by amendment to the registration statement. We may have comments upon review when it is filed.

37. We note the reference to "initial offering price" on page 42.
Please clarify the reason for this statement or delete the word
"initial."
Regulatory Restrictions on Purchase of Securities, page 43

38. We note your disclosure that underwriters may make bids or purchases in order to stabilize the market price, so long as the bids do not exceed a "specific maximum." Please revise to quantify that maximum.
39. We note your statement that the underwriters may make bids or purchases for the purpose of pegging, fixing or maintaining the price of our securities. Supplementally, advise us how these transactions comply with Regulation M. We may have further comment.

Financial Statements

Statement of Cash Flows, F-6

40. Please remove the impact of deferred offering cost from both operating and financing activities as this transaction represents a non-cash activity.

Note 3 - Proposed Offering, F-8

41. We note your disclosure regarding the underwriter purchase option
(UPO). Please expand your disclosure to describe all of the material terms of the UPO, including the consideration to be paid by the underwriter, who has the rights to convert (i.e. the holder or the Company), and the exercise feature (i.e. physical, net cash, or net share settlement, etc.) contained in the UPO.

42. Considering the comment above, tell us in detail how you intend to account for the UPO in your financial statements. Explain your basis for the proposed treatment and cite the specific authoritative literature you used to support your accounting treatment. The fair value of the UPO would appear to be material to your financial statements, please disclose its estimated fair value and the significant assumptions used to value the UPO. As applicable, expand
MD&A to discuss the transaction and quantify the likely future effect on your financial condition and results of operations.

Note 6 - Commitments, F-9

43. Please revise your disclosure to include a discussion of the following commitments disclosed in other areas of your registration statement:
* The commitment to pay fees of 6% of the gross offering proceeds and
1% of the gross offering proceeds without the over-allotment option to Casimir Capital at the closing of the offering as disclosed on page 17.
* The commitment by one of your initial stockholders and Casimir to purchase warrants (1,666,667 and 500,000 warrants, respectively) after the offering is complete and within forty days, as disclosed on page 34.
* The warrant solicitation fee that may become payable to Casimir Capital, as disclosed on pages 43.
Other

44. Please provide a currently dated consent of the independent accountants with any amendment to the registration statement.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

      You may contact Blaise Rhodes at (202) 551-3774 or Hugh West at
(202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Kluck at (202) 551-3233 or Don Rinehart, who supervised the review of your filing, at (202) 551-3235 with any other questions.

      Sincerely,


      John Reynolds, Assistant Director
      Office of Emerging Growth Companies


cc:	Kenneth R. Koch, Esq.
	Fax: (212) 983-3115
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Mark Nordlicht
Platinum Energy Resources, Inc.
July 13, 2005
Page 1